Exhibit 99.1

NEWS RELEASE

January 7, 2013	Release 01-2013

WESTERN COPPER AND GOLD ANNOUNCES POSITIVE FEASIBILITY STUDY ON CASINO

$1.8 billion After-Tax NPV (8%) at long term metal prices
After-Tax IRR 20.1% at long term metal prices
Long term metal prices: Cu: US$3.00/lb, Au: US$1,400/oz, Ag: US$25/oz, Mo: US$14/lb
8.9 million ounce gold reserve –an increase of 0.5 million ounces
4.5 billion pound copper reserve

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to release the results of its definitive feasibility study (the “Feasibility Study”, or “Study”) on its wholly-owned Casino copper-gold-molybdenum deposit in the Yukon (“Casino” or the “project”). This Study recommends that the project be constructed as an open pit mine, with a concentrator processing nominally 120,000 tonnes per day and a gold heap leach facility processing nominally 25,000 tonnes per day. Under the Study these facilities would produce an average of 399,000 ounces of gold, 245 million pounds of copper, 15 million pounds of molybdenum, and 1.8 million ounces of silver per year during the first four years of production.

The Study succeeds the pre-feasibility study dated May 17, 2011 (the “Pre-Feasibility Study”). The Study incorporates an updated reserve, significant updated engineering, particularly in the areas of energy supply, metallurgy, and flow sheet design, and brings the engineering on the project to a feasibility level.

“We are enormously pleased with the Casino Feasibility Study”, said Dale Corman, Chairman and Chief Executive Officer. “This Study establishes Casino as one of the very few world-class, long life, copper-gold projects with robust economics at a feasibly study level. The Yukon is a top mining district, and we look forward to securing permits as our next step of development.”

In this news release, unless otherwise indicated, references to “$”are to Canadian dollars and references to “US$”are to United States dollars.

HIGHLIGHTS

Initial Capital Investment	$2.46 billion
Payback period*	3.0 years

NPV pre-tax* (8% discount)	$2.82 billion
NPV after-tax* (8% discount)	$1.83 billion

IRR pre-tax* (100% equity)	24.0%
IRR after-tax* (100% equity)	20.1%

Total Reserve	1.12 billion tonnes
Mill operation	22 years
Heap leach operation	18 years

*Based on Long Term metal prices (discussed under “Financial Results”below).

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KEY CHANGES FROM PRE-FEASIBLITY STUDY

A significant amount of engineering, field work, and test work was completed between the issuance of the Pre-Feasibility Study and the Feasibility Study. This work resulted in the following key changes between the two studies:

Heap Leach

The operation of the heap leach has been changed from a run-of-mine operation to a coarse crush and conveyer stack operation in order to achieve a higher gold recovery of 66%. The heap leach reserve has increased from 82 million tonnes to 157 million tonnes in part as a result of the increased gold recovery.

Metallurgy & Flow Sheet

An extensive metallurgical test work campaign was completed in 2012, including test work on fresh ore obtained from the field specifically for this campaign. The improved metallurgical recoveries obtained in the recent test work are reflected in the Study.

The results of comminution test work conducted in 2012, which examined the ore characteristics of the major rock types and alterations, indicates that an average concentrator design throughput of 124,000 tonnes per day can be obtained compared to 120,000 tonnes per day reported in the Pre-Feasibility Study. Annual production varies slightly from year to year based on ore hardness and this variation has been accounted for in the financial model.

A pyrite leaching circuit for gold recovery was included in the Pre-Feasibility Study. A cost-benefit analysis of this facility during the feasibility study has resulted in this circuit being removed from the project, but may be incorporated at a later date.

Power

Electrical power for Casino will be provided by a gas fired power plant based on liquefied natural gas (“LNG”) sourced from a new facility to be constructed by a third party near the existing gas processing facilities currently in operation at Ft. Nelson, BC. The LNG supply chain used in the Study is based upon various engineering studies undertaken by Western and its consultants and as a result of extensive discussions with potential third party suppliers in the Ft. Nelson area.

LNG will be hauled by over-the-highway tankers to an on-site LNG storage facility, then vaporized and fed to the power plant to generate electrical power.

LNG Fueled Mining Fleet

The LNG infrastructure required for the power plant will also be utilized to enable LNG to fuel the mine haulage fleet, including over-the-highway tractors hauling concentrates, lime, grinding media, and LNG. The technology to fuel mine haul trucks of the class required for Casino is still in development, but haul truck suppliers have publically stated that they are targeting 2017 to make this technology commercially available, which is well before the date required for Casino.

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The use of LNG for mine haulage, and indeed for power generation, represents a significant reduction in greenhouse gases as compared to other alternative fuels. The use of LNG also has a significant impact in lowering the unit cost for mine haulage.

FINANCIAL RESULTS

The Feasibility Study indicates that the economic returns from the project justify its further development and securing the required permits and licenses for operation.

The financial results of the Study were developed for three different metal price scenarios. Long term prices (“Long Term”) were based on long term copper price projections from Wood Mackenzie, and typical analyst projections of long metal prices for the other metals and of the long term CAN$:US$ exchange rate. United States Securities and Exchange Commission (“SEC”) pricing guidance uses LME three-year historical rolling average prices as of the end of December 2012. The Long Term prices used in the Study are consistent with, or more conservative than, the prices using the guidelines of the SEC. Spot prices (“Spot”) are the spot prices from December 31, 2012.

Note that an exchange rate of CAN$:US$ of 1.0 was used for the capital cost estimation for all metal price scenarios.

The following table summarizes the financial results from using three metal price scenarios:

	Long
	Term	SEC	Spot
Copper (US$/lb)	3.00	3.67	3.57
Molybdenum (US$/lb)	14.00	14.67	11.80
Gold (US$/oz)	1,400	1,488	1,658
Silver (US$/oz)	25.00	28.80	29.95
Exchange Rate (C$:US$)	0.95	1.00	1.00

NPV pre-tax (5% discount, $millions)	4,430	5,330	5,300
NPV pre-tax (8% discount, $millions)	2,820	3,470	3,460
IRR pre-tax (100% equity)	24.0%	26.8%	27.1%

NPV after-tax (5% discount, $millions)	2,990	3,620	3,600
NPV after-tax (8% discount, $millions)	1,830	2,290	2,280
IRR after-tax (100% equity)	20.1%	22.5%	22.7%

Payback period (years)	3.0	2.7	2.6
Net Smelter Return ($/t milled)	22.59	24.62	24.27
Copper Cash Cost* (US$/lb)	(0.81)	(0.85)	(0.90)

*Net of byproduct credits.

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Higher grade ore is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the project’s financial performance.

	Years 1-4*	Life of Mine*
Average Annual Pre-tax Cash Flow ($millions)	773	531
Average Annual After-tax Cash Flow ($millions)	682	400
Average NSR ($/t ore milled)	31.59	22.59
% of Revenue - Copper	48	46
% of Revenue - Precious Metals	40	37
% of Revenue - Gold	37	34
% of Revenue - Silver	3	3
% of Revenue - Molybdenum	12	17

*Based on Long Term metal prices.

CAPITAL COSTS

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is $362 million.

Costs	$ millions
Direct Costs
Mining Equipment & Mine Development	454
Concentrator (incl. related facilities)	904
Heap Leach Operation	139
Camp	70
Subtotal Direct Costs	1,566
Indirect Costs	295
Infrastructure Costs
Power Plant	209
Access Road	99
Airstrip	24
Subtotal Infrastructure	332
Contingency	218
Owner's Costs	44
TOTAL CAPITAL COST	2,456

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OPERATING COSTS

Operating costs for the milling operation were calculated to average $5.47 per tonne of ore processed through the mill over the life of mine:

($/tonne)
Milling	$5.13
General & Administrative	$0.34
Total	$5.47

Heap leach operating costs average $4.04 per ton of ore processed through the heap leach over the life of the heap leach.

($/tonne)
Heap Leach Operation	$1.31
ADR/SART	$2.73
Total	$4.04

Mining costs were calculated to average $1.66 per tonne of material moved and $2.63 per tonne ore due to the low strip ratio of 0.59:1:

($/tonne)
Cost per tonne material (ore + waste)	$1.51
Cost per tonne ore (mill + heap ore)	$2.63
Cost per tonne mill ore	$3.05

The combined mining and milling costs are $8.52 per tonne ore milled.

MINERAL RESERVES

The mineral resource estimate first reported in November 2010 was used unmodified for this Feasibility Study.

The Feasibility Study estimates a National Instrument 43-101 (“NI 43-101”) compliant proven and probable mill ore reserve of 965 million tonnes and a proven and probable heap leach ore reserve of 157 million tonnes, as outlined below. Total contained metal in the combined proven and probable mineral reserve is equal to 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver. The effective date of the mineral reserve estimate is January 7, 2013.

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	Tonnes	Copper	Gold	Moly	Silver
	(millions)	(%)	(g/t)	(%)	(g/t)
Mill Ore Reserve
Proven Mineral Reserve	91.6	0.336	0.437	0.0275	2.23
Probable Mineral Reserve	873.6	0.190	0.219	0.0222	1.68
Total Proven & Probable (Mill)	965.2	0.204	0.240	0.0227	1.74
Heap Leach Reserve
Proven Mineral Reserve	31.8	0.051	0.480	n.a.	2.79
Probable Mineral Reserve	125.7	0.032	0.244	n.a.	2.06
Total Proven & Probable (Heap)	157.4	0.036	0.292	n.a.	2.21

DEVELOPMENT PLAN

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit’s oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates. Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.49	0.59
Nominal Throughput
Mill (tpd)	120,000	120,000
Heap (tpd)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	245	171
Gold (kozs)	399	266
Silver (kozs)	1,777	1,425
Molybdenum (Mlbs)	15.3	15.5
Average Annual Mill Feed Grade
Copper (%)	0.307%	0.204%
Gold (g/t)	0.371	0.240
Silver (g/t)	2.103	1.74
Molybdenum (%)	0.025%	0.023%
Recovery (Mill)
Copper (%)	83.7%	86.4%
Gold (%)	67.7%	67.1%
Silver (%)	55.8%	53.4%
Molybdenum (%)	64.8%	70.7%
Recovery (Heap)
Gold (%)	66.0%	66.0%
Copper (%)	18.0%	18.0%
Silver (%)	26.0%	26.0%

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	Years 1-4	Life of Mine
Annual Concentrate Production
Cu (dry ktonnes)	395	275
Mo (dry ktonnes)	12	13
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0%	28.0%
Au (g/t)	27.3	25.6
Ag (g/t)	127.7	147.8
Molybdenum Concentrate
Mo (%)	56.0%	56.0%

INFRASTRUCTURE

A new 132 km, all weather access road will be developed extending from the end of the existing Freegold Road and generally following the alignment of the existing “Casino Trail” to the mine site. Concentrates will be transported, stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

SCHEDULE

The next step in the development of the project, which is submitting the initial applications in the permitting process, is anticipated to occur by the end of 2013. It is expected that permitting will take approximately two years. Subject to securing the necessary permits and project funding on acceptable terms, construction is anticipated to commence in early 2016 with production from the heap leach expected in 2017 and from the concentrator in 2019.

OPPORTUNITIES

The economics of the Feasibility Study do not take into account the opportunity for improvement based on sharing Freegold Road extension and other project infrastructure costs with other parties.

In addition, the project contains a significant inferred mineral resource estimate as disclosed in the technical report dated May 17, 2011.

LOOKING FORWARD

Based on the positive results of the Feasibility Study, Western plans to finalize its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act (“YESAA”), the first step in the permitting process.

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CONFERENCE CALL

Western will hold a conference call on Tuesday, January 8, 2013at 10 am Pacific Time(1 pm Eastern Time) to discuss the Feasibility Study. To access the conference call, please dial:

Toronto and International:	1-416-764-8688
Toll Free North America:	1-888-390-0546

An archived recording of the conference call will be available on the Company’s website at www.westerncopperandgold.com

TECHNICAL REPORT

M3, a full service Engineering, Procurement, Construction & Management firm, is recognized for its experience in copper processing and capabilities in the development and construction of mines and mineral processing plants. The executive summary of the Feasibility Study, prepared by M3, will be posted on the Company's website (www.westerncopperandgold.com) as well as on Sedar (www.sedar.com), in the form of a NI 43-101 compliant technical report, and Edgar within 45 days.

Conrad Huss, P.E. of M3 is the qualified person responsible for the scientific and technical information in this news release in accordance with NI 43-101. Michael G. Hester, FAusIMM of Independent Mining Consultants, Inc. is the qualified person responsible for the preparation of the reserve estimate in this news release in accordance with NI 43-101.

The following companies also contributed to the Feasibility Study:

  Knight Piésold and Co: environmental and permitting, water supply, geotechnical, tailings management facility and heap leach
  Associated Engineering Group Ltd.: offsite roads, transportation and ports
  Independent Mining Consultants, Inc.: mining and reserves
  International Metallurgical and Environmental Inc., ALS Metallurgy, Starkey & Associates, SGS Minerals Services, Metcon Research: metallurgical test work and interpretation
  Casselman Geological Services Ltd.: geology
  Giroux Consultants Ltd.: resource estimate

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino project located in the Yukon Territory. The Casino project is one of the world's largest open-pit gold,copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

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For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable

Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”,“targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the results of the positive Feasibility Study on Casino; the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; potential upgrade of inferred resource to either measured or indicated mineral resources; the productive mine life of the Casino project; potential expansion and development of the project; timing and amount of estimated future production; environmental approvals; permit applications for road and mine construction; the development schedule for the project; estimated timeframes to obtain permits, complete engineering, road construction, site construction and commercial production phases; ability to secure financing for mine construction and development on acceptable terms; potential increases in costs, timing and complexities of permitting, mine construction and development and ability to secure necessary infrastructure as a result of the remote location of the Company's mineral projects and First Nations consultation requirements; planned mining operations and ore processing; construction of infrastructure, access roads, power supply and distribution network, communications infrastructure, airport, and tailing facilities; annual mine production of ore and waste and waste/ore stripping ratios; power supply for the project; estimated initial and ongoing mill throughput; the process and expectations for metal recovery; estimated metal production over the life of the mine; estimated capital costs; projected future metal prices. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing and obtaining of permitting and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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